Mail Stop 4561

March 13, 2008

Mr. Stephen B. Waters
Vice President, NPI Equity Investments, Inc.
National Property Investors III
55 Beattie Place
PO Box 1089
Greenville, SC 29602

       Re: **National Property Investors III**
               Form 10-KSB for the fiscal year ended December 31, 2006
               Filed March 23, 2007
               File No. 000-09567

Dear Mr. Waters:

      We have completed our review of the above referenced filing and have no further comments at this time.

               Sincerely,

               Linda van Doorn
               Senior Assistant Chief Accountant